United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2022

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				73,106,221	1.46%	1.46%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/28/22	1,007,800	83.52250	84,173,979.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	04/29/22	1,268,600	85.69017	108,706,546.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/02/22	1,266,900	81.81463	103,650,953.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/03/22	1,453,600	83.25807	121,023,928.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/04/22	1,215,800	80.62552	98,024,506.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/05/22	1,203,700	80.39856	96,775,749.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/06/22	1,091,200	79.62640	86,888,324.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/09/22	1,383,900	76.88838	106,405,830.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/10/22	1,401,300	75.71290	106,096,488.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/11/22	1,061,800	78.75699	83,624,171.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/12/22	1,217,800	77.03458	93,812,717.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/13/22	1,529,600	78.44609	119,991,146.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/16/22	251,500	79.99338	20,118,335.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/17/22	728,700	80.08140	58,355,316.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/18/22	690,200	77.97261	53,816,696.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/19/22	409,600	79.58510	32,598,055.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/20/22	572,700	81.38598	46,609,752.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/23/22	545,600	83.10664	45,342,983.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/24/22	561,400	82.57875	46,359,709.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/25/22	505,700	84.24669	42,603,553.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/26/22	464,400	84.05657	39,035,870.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/27/22	515,400	85.37583	44,002,705.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				93,453,421	1.87%	1.87%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 13, 2022		Head of Investor Relations